Exhibit 99.4

PART D – ADDITIONAL INFORMATION ON THE COMPANY

The corporate name: Scailex Corporation Ltd.
The corporate number in the company registrar: 52-003180-8
Corporate address: 16 Shenkar st., Entrance B, Herzliya Pituach, P.O.B 12423, Israel 46733
Telephone: 09-9610900
Fax: 09-9610912
Date of balance sheet: December 31st 2007
Date of the report: March 13th 2008
Period of the report: January 1st 2007 – December 31st 2007
E-mail address: contact_us@scailex.com

Ruling 10a – Summary of the quarterly income and loss reports

Quarterly profit and loss statements of 2007 (in NIS thousands):

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007 (yearly)

Financial Income	15,280	8,345	5,840	9,650	39,115
Other Income	76	544	21	43,118	43,759
General and administrative
expenses	(2,786)	(2,833)	(2,753)	(6,180)	(14,552)
Financial expenses	(714)	(1,255)	(11,992)	(14,247)	(28,208)
Income (loss) before taxes on
income	11,856	4,801	(8,884)	32,341	40,114
Taxes on income (tax benefit)	507	(394)	(293)	180
Net income (loss) from
continuing operations	11,349	5,195	(8,591)	32,161	40,114
Net income (loss) from
discontinuing operations	4,221	(2,876)	(2,253)	6,411	5,503
Net income (loss) for the
period	15,570	2,319	(10,844)	38,571	45,617

Net income attributes to the
minority shareholders	14,633	3,793	3,162	39,935	61,523
Net income (loss) attributes
to the shareholders of the
Company	937	(1,474)	(14,006)	(1,363)	(15,906)

Ruling 10 – Use of proceeds from securities issuance with referring to the objective set forth in the prospectus

The company didn’t raise any money from the public in the year 2007. The last raise of funds was in 1985.

Ruling 11 – list of investments in subsidiaries and related companies directly and indirectly as of December 31st, 2007

Company's name	Type of shares	Par Value NIS	Number of shares held	Amount of shares	Mother Company	Percentage in voting and equity	Country of incorporation	Activity

Scailex Vision	Ordinary	0.01	130,031,753	165,393,472	Scailex Corporation Ltd.	78.62%	Israel	Inactive
Scailex Vision International Ltd.	Ordinary	0.01	17,400,000	147,400,000	Scailex Vision Ltd.	100%	Israel	Inactive
CSHELL 201	Ordinary	Foreign company	Foreign company	Foreign company	Scailex Vision Ltd.	100%	South Africa	In liquidation
KOVACS 319	Ordinary	Foreign company	Foreign company	Foreign company	Scailex Vision Ltd.	100%	South Africa	In liquidation
KOVACS 183	Ordinary	Foreign company	Foreign company	Foreign company	Scailex Vision Ltd.	100%	South Africa	In liquidation
SVA DISBURSEMENT LLC.	Ordinary	Foreign company	Foreign company	Foreign company	Scailex Vision Ltd.	100%	USA	Inactive
Petroleum Capital Holdings Ltd.	Ordinary	No P.V.	801	1,000	Scailex Corporation Ltd.	80.10%	Israel	Holdings
Jemtex Ink Jet Printing Ltd.	Preferred A	0.01	4,929,053	32,860,352	Scailex Corporation Ltd.	15%	Israel	Digital printing
Real Time Image Ltd.	Preferred B	0.01	1,100,000	3,632,745	Scailex Corporation Ltd.	14.90%	Israel	Inactive
	Preferred B1	0.01	1,100,000	1,100,000
	Preferred D	0.01	625,000	3,628,906
	Ordinary, preferred A, C, C1	0.01	-	10,561,679
Dor Ventures Israel Ltd.	Ordinary	Not relevant	Not relevant	Not relevant	Scailex Corporation Ltd.	13.20%	Israel	VC

Ruling 12 – changes in investing in subsidiaries and associated companies directly and indirectly in the period of the report

See the detailing in Note 1c to the financial reports.

Ruling 13 – revenues of subsidiaries and associated companies and revenues of the corporation from them in the period of the report

For year ended December 31, 2007 (NIS in Millions)

Company name	Profit (loss) before taxes and extra ordinary items	Net profit (loss)	Dividend	Dividend declared and received after balance-sheet date	Management fees	Interest

Scailex Vision Ltd.
(consolidated)	3.1	5.0	60.8	-	0.5	-

Petroleum Capital
Holdings Ltd.	(87.3)	(87.3)	-	-	-	5.7

Summary	(84.2)	(82.3)	60.8	-	0.5	5.7

Ruling 21 – payments to holders of senior position

Senior Position	Total (NIS thousands)

Chairman of the board of directors	1,215
CEO	1,030
CFO	652
Internal auditor	44

Ruling 22 – Salary and Benefits

The total salary and benefits of the directors and the CEO and the related expenses, which were not deviated from the norm, amounted to NIS 2,933 thousands.

For details of the management agreement with Globcom, which was approved by the audit committee and the board committee on April 30, 2007 and has been approved at the general meeting on December 31, 2007 – see section 4.10.7 in part A to the report.

Ruling 24 – Shares and convertible securities held by interested parties in the corporation, Subsidiary or a associated company close to the date of the report as possible:

Name of holder[1]	Type of securities	Amount	Rate of holding[2]	Rate of holding with Fully diluted[3]

Israel Petrochemical Enterprises Ltd.[4]	Ordinary shares	19,112,255	50.06%	49.95%
Tao Tsuot Ltd.[5]	Ordinary shares	8,974,198	23.5%	23.5%
Sunny Electronics Ltd.[6]	Ordinary shares	4,882,956	12.8%	12.8%
Ilan Ben Dov[7]	Ordinary shares	117,062	0.3%	0.3%
Modi Peled (Via Palgo Ltd.)[8]	Ordinary shares	2,300	0%	0%
Yahel Shachar	Options	40,000	0%	0.1%

1 The data related to the company shareholders are according to the Company best knowledge.
2 Rate of holding from the issued shares not including the dormant shares which held by the Company
3 After the realization of 112,000 options, on February 21, 2007, see section 4.10.8.4 in the periodic report.
4 A public company holding shares of the Company and whose shares are held by: (1) Modgal Industries (99) Ltd. (60.91%); (2) ORL (12.29%); (3) Keter Plastic (6.67%); (4) the public (20.13%).
(1) Modgal Industries (99) Ltd. is a private company, whose shares are held by:
    1.        Modgal Ltd. (50.14%) [a company whose shareholders are: Gima Investments Ltd. (50%), I.D. Federman Holdings Ltd. (47%) and Mr. Eran Schwartz (3%)];
    2.        Alder B.V. (26.83%) [a foreign company of the Group Menatep Ltd. group, a company whose shares are held in trusteeships, whose principal trustee is Mr. Leonid N. Nevzlin (71%)];
    3.        European Holdings International Ltd. (B.V.I.) (23.03%) [a company whose shareholders are: Petrol Investments Ltd. (B.V.I.) (50%) [a company wholly owned by Mr. David Federman] and Petco Investments Ltd. (50%) [a company owned by Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arye Silverberg (12.5%)]].
        Gima Investments Ltd. is a private company, whose shareholders are: Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arye Silverberg (12.5%).
        I.D. Federman Holdings Ltd. is a private company, whose shareholders are: Mr. Adi Federman (49%), Ms. Shelly Federman (49%) and Mrs. Irit Federman (2%), David Federman’s children and wife respectively.
(2) Keter Plastic Ltd. is a private company, whose shareholders are: Mr. Sammy Segol (45%), Mr. Yitzhak Segol (45%), Ms. Vicky Ben Joya (10%).
5 A public company holding shares of the Company and whose shares are held by: (1) Mr. Ilan Ben-Dov (83.27%); (2) the public and parties which have interest not due to their holdings.
6 A public company holding shares of the Company, and whose shares are held by: (1) Mr. Ilan Ben-Dov (68.59%); (2) Suny Communications (1994) Ltd. (8.57%) [a wholly owned subsidiary (100%) of Suny Electronics Ltd.]; (3) the public and parties which have interest not due to their holdings.
7 The controlling shareholder in Tao Tsuot Ltd. and in Suny Electronics Ltd.
8 An interested party by virtue of his office as director.

The company holds, directly and indirectly, 5,401,025 dormant shares, that constitute 12.4% of the Issued capital of the company, that in acordence with the Companies Law does not gran any rights including voting rights and the rights to dividend. To the best knowledge of the company, these are all the dormant shares exists in the issued capital of the company.

IPE’s consent to vote in favor of the appointment of a director on behalf of Tao Tsuot Ltd.

Correct to November 16, 2007, Tao Tsuot Ltd. (hereinafter: “Tao”) held approximately 20.5% of the Company’s share capital, Mr. Ilan Ben-Dov, the controlling shareholder in Tao, held approximately 0.3% of the Company’s share capital, and Suny Electronics Ltd., a company controlled by Mr. Ilan Ben-Dov, held approximately 12.4% of the Company’s share capital (hereinafter jointly: “Ben-Dov Group”).

Tao submitted a request to the Company’s board of directors to appoint Mr. Yossi Arad as a director, and, on November 16, 2007, the Company’s board of directors appointed him a director, an appointment that was valid until the annual general assembly, in accordance with the Company’s Articles of Association.

Pursuant to Tao’s request, IPE, the controlling shareholder in the Company, agreed in writing, on December 18, 2007, to support the appointment of Mr. Yossi Arad as a director in the Company during the Company’s general assembly, which convened on December 31, 2007. During the said assembly, IPE indeed voted in favor of the appointment of Mr. Yoss(1)i Arad, and his appointment was approved.

According to the Company’s assessment, since at issue is a unilateral commitment by the controlling shareholder in the Company to confer a minority interest in relation to the appointment of a director on Tao’s behalf, and in light of the clarifications received, both from IPE and from the Ben-Dor Group, whereby no further consents are forthcoming between the parties, the fact that IPE gave its aforesaid consent shall in no way create a joint shareholding by IPE and the Ben-Dor Group.

Ruling 24a – Registered capital, issued capital and convertible securities

Registered capital: 60,000,000 ordinary shares NIS 0.12 Par Value.

Issued capital: 43,579,388 ordinary shares NIS 0.12 Par Value.

Issued capital net of dormant shares: 38,178,363 ordinary shares NIS 0.12 Par Value.

Dormant shares: 5,401,025

Amount of options of the company that are convertible to ordinary shares: 71,500

Ruling 26 – the directors of the corporation at the date of the report

A. members of the board

Name
First	Last	I.D. number	Address	Date of appointment

Eran	Schwartz	59224121	12 Ramat Yam St. Herzliya Pituah	18.07.06
Yoav	Biran	007935836	3/4 Oved St. Jerusalem	29.12.05
Irit	Ben Ami	056794852	39a Chipman St. Raanana	18.07.06
Arie	Zief	009792482	22 Herzfeld St. Herzliya Pituah	18.07.06
Shalom	Singer	00660894	76 Levy Eshcol St. TelAviv	18.07.06
Arie	Silverberg	42508754	56 Keren Hayesod St. Herzeliya	18.07.06
Mordechai	Peled	56092711	47 Hanesher St. Raanana	18.07.06
Arie	Ovadia	78284338	11 Hashomer St. Raanana	18.07.06
Dror	Barzilai	51955995	23 Carmeli St. Ramat Gan	31.12.06
Yossi	Arad	58132234	Moshav Banya 338	14.11.07

B. Directors that have ceased to serve during the year

None.

C. additional details on the Directors:

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance	Eran Schwartz

Israeli

1965

12 Ramat Yam St. Herzliya Pituah

Chairman of the board and a member of the
Investment committee

The director is not an Outside director

Director in Petroleum Capital Holdings Ltd. CEO
of I.D. Federman Holdings Ltd, CEO of Israel
Petrochemical Enterprises Ltd.

2006

Master in MBA from Tel Aviv University, Bachelor
in Management and economy from Tel Aviv University

CEO of I.D. Federman Holdings Ltd. since January
1998, CEO and Director of Israel Petrochemical
Enterprises Ltd. from November 1999.

Chairman of the board of Scailex Vision
(Tel-Aviv) Ltd., Modgal Ltd. and in companies
from Modgal Group, chairman of the board in
Petroleum Capital Holdings Ltd., Israel
Petrochemical Enterprises Ltd., Camera Corps
Ltd., Secure Pharmaceuticals Ltd., Wet Water Ltd,
Globcom Investments Ltd., Maccabi Tel-Aviv
Basketball Club (1995) Ltd., Pandav Ltd.

No

Yes

Yossi Arad

Israeli

1963

Moshav Banya 338

No

No

CEO of Tao Tsuot Ltd.

2007

BA in economics and management, Tel-Aviv
University; MBA, Tel-Aviv University

Has been serving as the C.E.O. of Tao Tsuot since
2005; served as Vice President - Investments of
Suny Electronics Ltd. between the years 2003 -
2005, and as joint C.E.O. of Migdal Asset
Management Ltd. between the years 2001 - 2003

Tao Tsuot Ltd., Tao Tsuot Real Estate Ltd., Tao
Tsuot Bonds Ltd., Tao Tsuot Underwriting and
Offerings Ltd., Durban Investments Ltd., Shamir
Food Industries Ltd., Azorim Investments,
Development and Construction Ltd., Butan Fuel
Company Ltd.

No

Yes

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance	Yoav Biran

Israeli

1939

3/4 Oved St. Jerusalem

Audit Committee, Remuneration Committee,
Appointment Committee.

Yes

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2005

Bachelor in General History and international
relations from the Hebrew University, Master in
General History from the Hebrew University

Deputy to General Manager of the Israeli Foreign
Ministry, 3 years, General Manager of the Israeli
Foreign Ministry, 2 years.

The director is not a director in another
corporation.

No

No

Irit Ben Ami

Israeli

1961

39a Chipman St. Raanana

Audit Committee

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Economics and accounting from Haifa
University. Bachelor in L.L.B from Shaarey
Mishpat college; MHA, Ben-Gurion University

Chief Financial Officer in Clalit Health services
3 years

Eldan Tech Ltd., Adontech Ltd., Dora Ltd.

No

Yes

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance	Dror Barzilai

Israeli

1953

23 Carmeli St., Ramat Gan

Audit Committee, Investment Committee.

He is an Outside director

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Economics and Accounting from Tel
Aviv University, Graduate of the Advanced
Management Program (AMP) from Harvard Business
School, USA

Chief Executive Officer of Nestle Ice Cream
(Israel), Outside Director and Chairman of Audit
Committee of Clal Credit Insurance Ltd., Active
Deputy Chairman of the Board of Directors of Soy
Magic (UK)

Clal Credit Insurance Ltd., Carmit Candy
Industries Ltd., KFI - the Israeli company for
mgt. electricity company's employees Ltd., Clal
Gemel Ltd.

No

Yes

Arie Zief

Israeli

1946

22 Herzfeld St. Herzliya Pituah

Remuneration Committee, Nominating Committee

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Economy from Jerusalem University.

CEO of Dubek Ltd. from January 2003 to March
2008, Chairman of the board of Modgal Ltd.
1999-2003, Chairman of Bank Mizrahi Investments
2000-2003; serves as a member of the advisory
committee of the Bank of Israel

Carmel Olefins Ltd., Israel Petrochemical
Enterprises Ltd., Ardalia Ltd., Scailex Vision
(Tel-Aviv) Ltd.

The director is not a relative of other
interested party in the corporation.

The director does have expertise in accounting
and finance.

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance	Arie Silverberg

Israeli

1947

56 Keren Hayesod St. Herzeliya

Investment committee

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Chemical Engineering from Technion,
Haifa, Master in Chemical Engineering from
Technion, Haifa

Consultant in Gllencor 3 years, Manager Energy
Field in Gllencor 3 years; Served for two years
as the C.E.O. and director of Energy
Infrastructure Acquisition Company Ltd.; served
as a director in Granite HaCarmel Ltd. and in
subsidiaries thereof

Director in Petroleum Capital Holdings Ltd.,
Avgol industries (1953) Ltd. Energy
Infrastructure Acquisition Corporation and Carmel
Olefins Ltd.

No

No

Shalom Singer

Israeli

1946

76 Levy Eshcol St. Tel Aviv

Audit committee, Investment committee,
Remuneration Committee, Nominating Committee.

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Accountant from Haifa University

Partner in Singer Barnea & Co. Ltd., and chairman
of the investment committee for participatory
policies at Clal Insurance. He served as a
special administrator of the Kagam Central
Pension Fund between the years 2003 - 2005

Director in Israeli Petrochemical Industries Ltd.,
Scailex Vision, as well as in the companies Scope
Metal Trade and Technical Services Ltd., and
Robert Marcus Loss Adjusters.

No

Yes

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance

Name of Director

Citizenship

Year of birth

Address

Membership of a committee or committees of the
board of directors

Is the director an Outside director?

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Has been a director since

Academic education

Positions during the last 5 years

Other corporation in which he serves as a director

A relative of another interested party in the
Corporation.

Does the director have an expertise in accounting
and finance	Arie Ovadia

Israeli

1948

11 Hashomer St. Raanana

Investment Committee

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Doctor in Economics from University of
Pennsylvania USA

Consultant to Companies, A member in the Israel
Accounting Standards Board, chairman of the
Israeli Phoenix Insurance Company Ltd.; lecturer
at the Israel College of Management and at the
Tel-Aviv University

Shtraus Elite Industries Ltd., Mehadrin Ltd.,
Carmel Olefins Ltd.., Giron Ltd., Destiny Ltd.,
Israel Petrochemical Enterprises Ltd, Tadiran
Communication Ltd., Mehadrin Ltd., Ordea Printing
Industries Ltd., Real Estate Participations in
Israel Ltd.

No

Yes

Modi Peled

Israeli

1959

47 Hanesher St. Raanana

Audit Committee

No

The director is not an employee of the Company,
of its subsidiary or related company or of an
interested party in it.

2006

Bachelor in Management and economy from Tel Aviv
University, Master in MBA from Tel Aviv
University.

Managing partner of Provisio Capital Ltd.;
managing director in Palgo Ltd.; consultant to
corporations; served as the C.E.O. of Migdal
Private Equity Ltd. between the years 2002 -
2003; member of the executive committee of
Zoglowek Ltd.

Pelgo Ltd., Provisio Capital, and Fourier Systems

No

Yes

Rule 26a - holders of senior positions in the company

Name of holder of a senior position

Identity number

Year of birth

Date of assuming office

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Academic education

Positions during the last 5 years

A relative of another interested party in the
Corporation.

Name of holder of a senior position

Identity number

Year of birth

Date of assuming office

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Academic education

Positions during the last 5 years

A relative of another interested party in the
Corporation.	Shachar Yahel

057484826

1962

2006

C.E.O. of the Company since July 2006; director
of PCH, Scailex Vision (and of a number of its
inactive subsidiaries).

L.L.B in Law from Tel Aviv University, L.L.M in
Law from Georgetown University, USA

CFO in Scailex Corporation Ltd., 4.5 years

The senior officer is not a relative of another
senior officer or of an interested party in the Corporation.

Rachim Shachar

28564037

1971

2006

CFO

B.A in Economics and Accounting from Ben Gurion
University. M.B.A in Business Administration,
Major: Finance, from ESG, France

Controller in Scailex Corporation Ltd., 2.5
years, Assistant controller Discount Investments
Ltd., 3 years

The senior officer is not a relative of another
senior officer or of an interested party in the Corporation.

Name of holder of a senior position

Identity Number

Year of birth

Date of beginning of service

Positions in the Corporation, in its Subsidiary, in
a related company or at an interested party

Academic education

Positions during the last 5 years

A relative of another interested party in the
Corporation.	Moshe Cohen

051209971

1952

2006

Internal Auditor
* Moshe Cohen serves as the Company's Internal
Auditor, but he is not a company employee

B.A. in Economics and Accounting in Tel-Aviv
University

Partner in the firm "Haikin, Cohen, Rubin &
Gilboa - Certified Public Accountants" for 24
years. Director in a few companies over 5 years.
Internal Auditor in a few private and public
companies over 5 years.

The senior officer is not a relative of another
senior officer or of an interested party in the
Corporation.

Ruling 27 – the Auditor of he corporate

Name of Auditor: Brightman, Almagor & Co., Certified Public Accountants

Address: 1 Azrieli Center, Circular Tower, Tel Aviv 67021

To the best knowledge of the company, Auditor or his partners are not interested party or a relative of another senior officer or of an interested party in the Corporation.

Ruling 28 – change in the memorandum or Articles of Association

On December 31st, 2007 the company held an annual general meeting of the share holders on which were decided, among other things, to to increase the Company’s registered share capital from 48,000,000 to 60,000,000 shares of NIS 0.12 n.v. each, and to amend clause 4 of the Company’s Articles of Association, and clause 4 of the Company’s Memorandum of Association, so that the wording shall be as follows:

“The share capital of the Company is seven million, two hundred thousand New Shekels (NIS 7,200,000), divided into sixty million (60,000,000) Ordinary Shares of a nominal value of twelve Agora (NIS 0.12) each, all ranking pari passu. ”

Ruling 29 – the recommendations of the directors to the annual general meeting and the decisions of the directors in the issues detailed in regulation, which does not require the approval of the annual general meeting.

The Company board of directors recommended to the general assembly, which convened on December 31, 2007: to increase the registered share capital and to amend the Company’s Memorandum and Articles accordingly, as specified above under regulation 28.

A.	Decisions of the annual general meeting that were received not in accordance with the director’s recommendations.

None

B.	Decisions of a special general meeting

An extraordinary general assembly of shareholders of the Company convened on April 30, 2007, during which the following resolutions were passed:

a. To approve the conditions of a management services agreement with Globecom Investments Ltd., a private company owned by Mr. Eran Schwartz, pursuant whereto, the services of Mr. Eran Schwartz, as the active chairman of the board of directors of the Company, shall be provided as of the date he took office, via Globecom Investments Ltd.

b. To arrange a release from liability for the present officeholders and for officeholders who shall serve in the Company from time to time.

In the General meeting which convened at December 31, 2007, approved to extend the validity of the management agreement with Globecom Investment LTD, in a way the it will be valid till six months after granting a termination announcement by one of the side to the agreement. For further details see section 4.10.7 to the periodic report.

The General meeting that convened on December 31, 2007 approved an extension of the validity of the management agreement with Globecom Investments Ltd., so that the management agreement shall remain in effect until six (6) months have elapsed after the date that one of the parties issues a termination notice to the other, as the case may be. For details, see clause 4.10.7 of section A of this report.

Ruling 29A – The Company decisions related to that ruling:

Indemnification of company officers

On December 29th, 2005 the General Meeting of company shareholders adopted a resolution to provide indemnification to directors and other officers of the company, under an indemnification certificate to be issued by the company to all officers, as defined in the indemnification certificate, which are eligible for indemnification, from time to time.

The indemnification certificate stipulates as follows:

A.	The company commits to indemnify the officer to the maximum amount allowed by law for the following events:

1.	Any financial liability imposed on the certificate recipient by decision of a court of law, including by compromise or arbitration agreement approved by the court, for any deed or omission in the course of their duties as officers of the company;

2.	Reasonable litigation expenses subsequent to investigation or proceeding which has ended with no indictment against him and with no financial liability imposed on him in lieu of criminal proceedings, or which has ended with financial liability imposed on the officer in a criminal event not requiring proof of criminal intent;

3.	Reasonable litigation expenses for any civilian proceeding or criminal proceeding which does not require proof of intent, for actions undertaken in the course of duty of the certificate recipient as an officer of the company.

B.	The company commits to indemnify the certificate recipient even when they serve as officers in subsidiaries of the company (directly or indirectly held), or as observer or officer in other companies, when they fulfill said office at the company’s request.

C.	The indemnification in respect of the events described above in subclause 1 and 2 shall be limited to the actions of the officeholder in relation to specific matters described in detail in the letter of indemnity, and which, in the opinion of the board of directors, are anticipated, in light of the Company’s actual activity at the time the undertaking was given.

D.	The maximum indemnification that the Company shall pay to all officeholders entitled to indemnification shall not exceed USD 100 million or any higher sum that shall be approved by the audit committee, the board of directors and the general assembly of shareholders from time to time.

E.	The company shall not grant indemnity for liabilities imposed on the officer for any of the following actions:

1.	Breach of fiduciary duty;

2.	Breach of care duty with intent or recklessness, in respect of the circumstances of such breach;

3.	Deed or omission made intentionally to obtain illegal gains;

4.	Fines or penalties imposed on the officer for felonies;

5.	Liabilities for counter claims filed by the company against the certificate recipient, after they have filed claims against the company.

F.	The matters described in the letter of indemnity, which, in the opinion of the Company’s board of directors, are anticipated, in light of the Company’s activity, and in respect whereof an officeholder shall be entitled to indemnification in respect of an act or omission are (in this clause, “the Company” includes subsidiaries, in relation to matters pertaining to them, and other companies in which an officeholder acts as a representative of the Company): an offer of securities by the Company or an offer to purchase securities by the Company made to the public or to private investors or to other shareholders by way of a prospectus, private offer, an issue of preference shares, or an offer of securities in any other manner whatsoever; events deriving from the fact that the Company is a public company, or from the fact that its shares have been offered to the public and are traded on a stock exchange, whether in Israel or outside of Israel, including, and without prejudice to the general purport of that stated above: allegations in respect of disinformation in a report, allegations in respect of noncompliance with the rules of disclosure prescribed by law, and other allegations pertaining to the Company’s relations with public investors;

actions pertaining to investments that the Company is scrutinizing and/or effecting in other corporations, including investment operations that an officeholder performed on behalf of the Company or as an officeholder in the corporation that is the subject of the investment; actions of selling, purchasing or holding marketable securities or other investments for or on behalf of the Company; actions pertaining to a merger of the Company; actions pertaining to the sale of an activity of the Company or its businesses or a portion thereof; without prejudice to the general purport of that stated above, actions pertaining to the purchase or sale of companies, legal entities or assets and the splitting and/or merger thereof; actions pertaining to work relations and trade relations, including with all the various employees, renters, lessors, independent contractors, customers, suppliers and service-providers; actions pertaining to the examination of products developed by the Company and pertaining to the distribution thereof, sale thereof, permission for usage thereof, and other liability claims in respect thereof; actions pertaining to the intangible assets of the Company and the protection thereof, including the registration, protection and enforcement thereof; actions deriving from compliance with the Company’s policies and procedures, whether or not publicized; actions of preventing competition and commercial torts; actions pertaining to invasion of privacy, including within the context of databases and slander; violation of laws in any jurisdiction that require the Company to obtain licenses, permits and requisite regulatory approvals.

Directors’ and officeholders’ insurance

On December 31, 2003, after having obtained the approval of the audit committee and board of directors of the Company, the Company’s general assembly passed a framework resolution regarding an engagement in a contract for directors’ and officers’ liability insurance, and regarding the authorization of the Company’s C.E.O. and C.F.O. to renew the said policy from time to time, provided that the annual premium shall not exceed USD 1 million. In accordance with the said resolution, the Company obtained an annual insurance policy, which is valid until August 14, 2008. The aggregate insurance coverage for all claims for the period of insurance is USD 30 million, plus 20% in respect of litigation expenses in Israel only. The insurance benefits are subject to the payment of a deductible at varying sums (such sums not being material to the Company), depending upon the types and localities of the claims. The annual premium payable for the insurance is USD 0.3 million.

Exemption from Liability of officeholders

On April 30, 2007, after having received the approval of the Company’s Audit Committee and Board of Directors, an Extraordinary General Assembly of Shareholders of the Company approved the issuance of an exemption from liability (subject to any law) vis-à-vis the Company and officeholders who are serving and shall serve in the Company from time to time, in respect of a breach of the duty of care, and the issuance of letters of exemption, which include exemption from liability in respect of damage caused to the Company due to a breach of the duty of care by an officeholder, excluding claims that an officeholder himself files against the Company.

Exemption of officeholders

In April 30, 2007 the Company’s extraordinary General meeting approved, after receiving an approval of the Company audit committee and the board of directors, to grant an exemption from of a duty of care liability (Pursuant to law) to the Company and its officeholder who serves or will be serve from time to time, and to issue an exemption letters which include an exemption from the responsibility related to damage vis-à-vis the company out of breaching the duty of care liability by an officeholder, except from claims which files the officeholder itself against the company.